Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11077

SUPPLEMENT NO. 3 DATED OCTOBER 6, 2022

TO OFFERING CIRCULAR DATED NOVEMBER 18, 2021

CalTier Fund I, LP

This document supplements, and should be read in conjunction with, the Offering Circular dated November 18, 2021 of CalTier Fund I, LP (the “Company”) as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated November 18, 2021, is available HERE.

The purpose of this supplement is to disclose:

•	Our quarterly updated Net Asset Value as of September 30, 2022

Net Asset Value as of September 30, 2022

As of September 30, 2022, our Net Asset Value (“NAV”) per unit is $5.00. This NAV per unit shall be effective through December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our units:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

	September 30, 2022	June 30, 2022
ASSETS:
Cash and cash equivalents	$397,376	$289,797
Investments in Securities, at Fair Value	$1,347,375	$1,253,501
Deferred offering costs	$97,182	$77,838
Total assets	$1,841,933	$1,621,136

LIABILITIES:
Accounts payable	$146,470	$61,541
Distribution payable	$0	$0
Loan Payable	$593,802	$530,000
Advances from Related Parties	$309,536	$279,403
Total liabilities	$1,049,808	870,944
NET ASSETS	$792,125	$750,192
Net assets consist of:
Limited Partner’s Equity	$792,125	$750,192
NET ASSETS	$792,125	$750,192
NET ASSET VALUE PER UNIT	$5	$5

As described in “Valuation Policies” in our offering circular dated November 18, 2021, as supplemented from time to time (collectively, the “Offering Circular”), our General Partner or a third-party accountant will calculate our NAV per unit using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions and (4) estimated accruals of the Company’s operating revenues and expenses.

The calculation of our NAV per unit is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per unit may not fully reflect the precise amount that might be paid for your units in a market transaction. Moreover, although we evaluate and provide our NAV per unit on a quarterly basis, our NAV per unit may fluctuate daily so that the NAV per unit in effect for any fiscal quarter may not reflect the amount that might be paid for your units in a market transaction. Further, our published NAV per unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per unit to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an Offering Circular supplement and on www.caltier.fund as promptly as reasonably practicable.